Exhibit 21.1

LIST OF SUBSIDIARIES

The following entities are subsidiaries of Pershing Square Inc. as of the time of this offering

Name	Jurisdiction of Organization or Incorporation
Pershing Square Capital Management L.P.	Delaware
Pershing Square GP, LLC	Delaware
Pershing Square HHH Holdings, LLC	Nevada
Pershing Square Intermediate Holdings, LLC.	Delaware
Pershing Square PSUS Holdings, LLC	Nevada
PS Car, LLC	Delaware
PS Management GP, LLC	Delaware
West Side Services, LLC	Delaware